UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                             LOGAN'S ROADHOUSE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  541198 10 7
                         ------------------------------
                                 (CUSIP Number)

                                   JOHN M. DAY
                      c/o Maynard Capital Partners, L.L.C.
                              5151 Glenwood Avenue
                          Raleigh, North Carolina 27612
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 August 6, 1998
                -------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

----------------------------------             ---------------------------------
CUSIP NO. 541198 10 7                                PAGE 2 OF 22 PAGES
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

1          A FEW VALUABLE BUSINESSES PARTNERSHIP
--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
2                                                                     (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

    SOURCE OF FUNDS*

4          WC
--------------------------------------------------------------------------------



    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5   ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

    CITIZENSHIP OR PLACE OF ORGANIZATION

6          North Carolina
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF       SOLE VOTING POWER
   SHARES     7  206,010
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY       SHARED VOTING POWER
    EACH      8  0
             -------------------------------------------------------------------
 REPORTING
   PERSON        SOLE DISPOSITIVE POWER
    WITH      9  206,010
             -------------------------------------------------------------------

                 SHARED DISPOSITIVE POWER
             10  0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11        206,010
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13         2.9%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*

14         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 3 OF 22 PAGES
----------------------------------             --------------------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

1          TEAM PARTNERSHIP
--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
2                                                                     (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

    SOURCE OF FUNDS*

4          WC
--------------------------------------------------------------------------------



    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5   ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

    CITIZENSHIP OR PLACE OF ORGANIZATION

6          North Carolina
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF       SOLE VOTING POWER
   SHARES     7  21,765
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY       SHARED VOTING POWER
    EACH      8  0
             -------------------------------------------------------------------
 REPORTING
   PERSON        SOLE DISPOSITIVE POWER
    WITH      9  21,765
             -------------------------------------------------------------------

                 SHARED DISPOSITIVE POWER
             10  0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11         21,765
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13         0.3%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*

14         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 4 OF 22 PAGES
----------------------------------             --------------------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

1          CAPITAL PARTNER INVESTMENTS PARTNERSHIP
--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
2                                                                     (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

    SOURCE OF FUNDS*

4          WC
--------------------------------------------------------------------------------



    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5   ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

    CITIZENSHIP OR PLACE OF ORGANIZATION

6          North Carolina
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF       SOLE VOTING POWER
   SHARES     7  286,000
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY       SHARED VOTING POWER
    EACH      8  0
             -------------------------------------------------------------------
 REPORTING
   PERSON        SOLE DISPOSITIVE POWER
    WITH      9  286,000
             -------------------------------------------------------------------

                 SHARED DISPOSITIVE POWER
             10  0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11        286,000
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13         4.0%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*

14         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 5 OF 22 PAGES
----------------------------------             --------------------------------
--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

1          JOHN M. DAY
--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
2                                                                     (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

    SOURCE OF FUNDS*

4          PF
--------------------------------------------------------------------------------



    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5   ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

    CITIZENSHIP OR PLACE OF ORGANIZATION

6          U.S.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF       SOLE VOTING POWER
   SHARES     7    59,265
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY       SHARED VOTING POWER
    EACH      8  544,510
             -------------------------------------------------------------------
 REPORTING
   PERSON        SOLE DISPOSITIVE POWER
    WITH      9    59,265
             -------------------------------------------------------------------
                 SHARED DISPOSITIVE POWER
             10  544,510
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11         603,775
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13         8.4%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*

14         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 6 OF 22 PAGES
----------------------------------             --------------------------------
--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

1          MAYNARD CAPITAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
2                                                                     (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

    SOURCE OF FUNDS*

4          NA
--------------------------------------------------------------------------------



    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5   ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

    CITIZENSHIP OR PLACE OF ORGANIZATION

6          North Carolina
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF       SOLE VOTING POWER
   SHARES     7  338,500
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY       SHARED VOTING POWER
    EACH      8  0
             -------------------------------------------------------------------
 REPORTING
   PERSON        SOLE DISPOSITIVE POWER
    WITH      9  338,500
             -------------------------------------------------------------------

                 SHARED DISPOSITIVE POWER
             10  0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11        338,500
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13         4.7%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*

14         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 7 OF 22 PAGES
----------------------------------             --------------------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

1          INVESTORS MANAGEMENT CORPORATION
--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
2                                                                     (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

    SOURCE OF FUNDS*

4          NA
--------------------------------------------------------------------------------



    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5   ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

    CITIZENSHIP OR PLACE OF ORGANIZATION

6          North Carolina
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF       SOLE VOTING POWER
   SHARES     7  0
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY       SHARED VOTING POWER
    EACH      8  544,510
             -------------------------------------------------------------------
 REPORTING
   PERSON        SOLE DISPOSITIVE POWER
    WITH      9  0
             -------------------------------------------------------------------

                 SHARED DISPOSITIVE POWER
             10  544,510
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11         544,510
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13         7.6%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*

14         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 8 OF 22 PAGES
----------------------------------             --------------------------------
--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

1          GENE T. AMAN
--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
2                                                                     (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

    SOURCE OF FUNDS*

4          PF
--------------------------------------------------------------------------------



    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5   ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

    CITIZENSHIP OR PLACE OF ORGANIZATION

6          U.S.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF       SOLE VOTING POWER
   SHARES     7  11,950
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY       SHARED VOTING POWER
    EACH      8  0
             -------------------------------------------------------------------
 REPORTING
   PERSON        SOLE DISPOSITIVE POWER
    WITH      9  11,950
             -------------------------------------------------------------------

                 SHARED DISPOSITIVE POWER
             10  0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11        11,950
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13         Less than one percent
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*

14         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 9 OF 22 PAGES
----------------------------------             --------------------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

1          JAMES MAYNARD
--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
2                                                                     (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

    SOURCE OF FUNDS*

4          NA
--------------------------------------------------------------------------------



    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5   ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

    CITIZENSHIP OR PLACE OF ORGANIZATION

6          U.S.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF       SOLE VOTING POWER
   SHARES     7  2,000
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY       SHARED VOTING POWER
    EACH      8  544,500
             -------------------------------------------------------------------
 REPORTING
   PERSON        SOLE DISPOSITIVE POWER
    WITH      9  2,000
             -------------------------------------------------------------------

                 SHARED DISPOSITIVE POWER
             10  544,500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11         546,500
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13         7.6%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*

14         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 10 OF 22 PAGES
----------------------------------             --------------------------------


--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

1          MAYNARD TRUST
--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
2                                                                     (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

    SOURCE OF FUNDS*

4          AF
--------------------------------------------------------------------------------



    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5   ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

    CITIZENSHIP OR PLACE OF ORGANIZATION

6          U.S.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF       SOLE VOTING POWER
   SHARES     7  2,000
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY       SHARED VOTING POWER
    EACH      8  0
             -------------------------------------------------------------------
 REPORTING
   PERSON        SOLE DISPOSITIVE POWER
    WITH      9  2,000
             -------------------------------------------------------------------

                 SHARED DISPOSITIVE POWER
             10  0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11        2,000
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13         Less than one percent
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*

14         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 11 OF 22 PAGES
----------------------------------             --------------------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

1          RONALD M. BARBEE
--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
2                                                                     (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

    SOURCE OF FUNDS*

4          NA
--------------------------------------------------------------------------------



    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5   ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

    CITIZENSHIP OR PLACE OF ORGANIZATION

6          U.S.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF       SOLE VOTING POWER
   SHARES     7  0
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY       SHARED VOTING POWER
    EACH      8  286,000
             -------------------------------------------------------------------
 REPORTING
   PERSON        SOLE DISPOSITIVE POWER
    WITH      9  0
             -------------------------------------------------------------------

                 SHARED DISPOSITIVE POWER
             10  286,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11         286,000
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13         4.0%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*

14         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 12 OF 22 PAGES
----------------------------------             --------------------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

1          WORTHY COMPANIES PARTNERSHIP
--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
2                                                                     (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------
    SOURCE OF FUNDS*

4          WC
--------------------------------------------------------------------------------



    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5   ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

    CITIZENSHIP OR PLACE OF ORGANIZATION

6          North Carolina
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 NUMBER OF       SOLE VOTING POWER
   SHARES     7  52,500
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY       SHARED VOTING POWER
    EACH      8  0
             -------------------------------------------------------------------
 REPORTING
   PERSON        SOLE DISPOSITIVE POWER
    WITH      9  52,500
             -------------------------------------------------------------------

                 SHARED DISPOSITIVE POWER
             10  0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11         52,500
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13         0.7%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*

14         PN
--------------------------------------------------------------------------------

----------------------------------             ---------------------------------
CUSIP NO. 541198 10 7                                PAGE 13 OF 22 PAGES
----------------------------------             ---------------------------------


                                  INTRODUCTION


      Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned (the "Reporting Persons") hereby amend their Schedule 13D Statement dated January 8, 1998 (the "Schedule 13D") relating to the Common Stock, par value $.01 per share, of Logan's Roadhouse, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D. The Reporting Persons consist of: A Few Valuable Businesses Partnership, a North Carolina general partnership ("AFVBP"); Team Partnership, a North Carolina general partnership ("Team Partnership"); Capital Partner Investments Partnership, a North Carolina general partnership ("Capital Partner"); John M. Day, a managing partner of Team Partnership and a co-managing partner of AFVBP ("Mr. Day"); Maynard Capital Partners, L.L.C. ("MCP"), a North Carolina limited liability company and the managing partner of each of Capital Partners and Worthy Companies Partnership; Investors Management Corporation, a North Carolina corporation, the other co-manager of AFVBP and controlling shareholder of MCP ("IMC"); Gene T. Aman ("Mr. Aman"); James Maynard, the majority shareholder of IMC ("Mr. Maynard"); the Maynard Trust, a family trust for which Mr. Maynard's wife is the trustee; Ronald M. Barbee, a managing partner of MCP ("Mr. Barbee"); and Worthy Companies Partnership, a North Carolina general partnership.

ITEM 1.     SECURITY AND ISSUER

            The class of securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Logan's Roadhouse, Inc., a Tennessee corporation (the "Issuer"), the principal executive offices of which are located at 565 Marriott Drive, Suite 490, Nashville, Tennessee 37214.

ITEM 2.     IDENTITY AND BACKGROUND

   (a)-(c),(f) Reporting Persons: The name, business address, present principal employment and citizenship of each Reporting Person is listed below.

         1. NAME:                      A Few Valuable Businesses Partnership
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612
            PRINCIPAL BUSINESS:        invest in securities of privately
                                          and publicly-held companies

----------------------------------           --------------------------------
CUSIP NO. 541198 10 7                              PAGE 14 OF 22 PAGES
----------------------------------           --------------------------------

         2. NAME:                      Team Partnership
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612
            PRINCIPAL BUSINESS:        invest in securities of privately
                                          and publicly-held companies

         3. NAME:                      Capital Partner Investments
            Partnership
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612
            PRINCIPAL BUSINESS:        invest in securities of privately
                                          and publicly-held companies

         4. NAME:                      John M. Day
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612
            PRESENT PRINCIPAL EMPLOYMENT: Managing Partner of Team
                                          Partnership and co-Managing
                                          Partner of each of AFVBP and MCP;
                                          Vice President of IMC
            CITIZENSHIP:                 United States

         5. NAME:                      Maynard Capital Partners, L.L.C.
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612
            PRINCIPAL BUSINESS:        invest in securities of privately
                                          and publicly-held companies

         6. NAME:                      Investors Management Corporation
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612
            PRINCIPAL BUSINESS:        invest in securities of privately
                                          and publicly held companies;
                                          holding company for Golden Corral
                                          Corporation

         7. NAME:                      Gene T. Aman
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612
            PRESENT PRINCIPAL EMPLOYMENT: General Partner of Team
                                          Partnership and AFVBP and an
                                          officer of IMC.
            CITIZENSHIP:                 United States

         8. NAME:                      James Maynard
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612
            PRESENT PRINCIPAL EMPLOYMENT: General Partner of Team
                                          Partnership and various other
                                          investment related partnership
                                          and ventures; Chairman of IMC
            CITIZENSHIP:                 United States

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 15 OF 22 PAGES
----------------------------------             --------------------------------

         9. NAME:                      Maynard Trust
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612

        10. NAME:                      Ronald M. Barbee
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612
            PRESENT PRINCIPAL EMPLOYMENT: General Partner of Team
                                          Partnership and a Managing
                                          Partner of MCP; Vice President of
                                          IMC
            Citizenship:                 United States

        11. NAME:                      Worthy Companies Partnership
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612
            PRESENT PRINCIPAL EMPLOYMENT: invest in securities of privately and publicly held companies


   ENUMERATED PERSONS:

            NAME:                      Richard A. Urquhart, III
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612
            PRESENT PRINCIPAL EMPLOYMENT: General Partner of Team
                                          Partnership and Vice President of
                                          IMC
            CITIZENSHIP:                 United States

            NAME:                      Mark Burling
            BUSINESS ADDRESS:          5151 Glenwood Avenue, Raleigh, NC 27612
            PRESENT PRINCIPAL EMPLOYMENT: General Partner of Team
                                          Partnership and employee of IMC
            CITIZENSHIP:                 United States

            NAME:                      Variety Wholesalers, Inc.
            BUSINESS ADDRESS:          3401 Gresham Lake Road, Raleigh, NC 27615
            PRINCIPAL BUSINESS:        A North Carolina corporation engaged
                                          in the business of operating
                                          retail outlet stores; Also serves
                                          as a General Partner of Capital
                                          Partners.

            NAME:                      John W. Pope
            BUSINESS ADDRESS:          3401 Gresham Lake Road, Raleigh, NC 27615
            PRESENT PRINCIPAL EMPLOYMENT: Executive Officer of Variety
                                          Wholesalers, Inc.; Serves as a
                                          General Partner of Capital
                                          Partners.

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 15 OF 22 PAGES
----------------------------------             --------------------------------

      The executive officers and directors of Investors Management Corporation are as follows:

                  Name                          Position

                  James H. Maynard        Chairman, President, Chief
                                          Executive Officer,
                                          Treasurer and Director
                  Gene T. Aman            Vice President
                  Ronald M. Barbee        Vice President
                  John M. Day             Vice President
                  Richard A. Urquhart III Vice President-Finance, and
                                          Secretary
                  Doris F. Baldwin        Assistant Secretary
                  Robert B. Heyward       Assistant Secretary
                  Mark E. Burling         Assistant Secretary
                  Wayman O. Leftwich, Jr. Director
                  Paul A. DelaCourt       Director
                  Ira J. Hechler          Director
                  Louis W. Sewell         Director

       (b) The address of each of the enumerated executive officers is the principal offices of Investors Management Corporation.

       (c) The principal employment and name and principal business of the employer of each of the enumerated Investors Management Corporation executive officers and directors is as follows:
            Messrs. Maynard, Aman, Barbee, Day, Urquhart, Baldwin, Heyward and Burling are employed at Investors Management Corporation in the capacities described above. Mr. Leftwich is a retired IMC executive. Mr. DelaCourt is a self-employed consultant at 7108 Grand View Court, Raleigh, North Carolina 27615. Mr. Hechler is a private investor employed by Ira J. Hechler Associates at 45 Rockefeller Plaza, Suite 1701, New York, New York 10111. Mr. Sewell is a private investor with a mailing address at P.O. Box 536, Jacksonville, North Carolina 28540.

(d) and (e) During the last five (5) years, none of the Reporting Persons or the enumerated persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  Each of the enumerated persons is a United States citizen.

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 17 OF 22 PAGES
----------------------------------             --------------------------------

THE FOLLOWING ITEMS 3 THROUGH 6 ARE PROVIDED AS TO THE INDICATED REPORTING PERSONS AND ALL ENUMERATED PERSONS SET FORTH ABOVE.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            No material change.

ITEM 4.     PURPOSE OF TRANSACTION

            No material change.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            The Reporting Persons may be deemed to be members of a "group" as a result of their relationships and affiliations with one another. Each of the Reporting Persons disclaims beneficial ownership of all securities of the Issuer owned by each of the others, and also disclaims status as a "group" upon any basis, or for any purpose, other than their relationships and affiliations with one another as described herein.

(a) and (b) Set forth in the table below are the number and percentage of shares of the Issuer's Common Stock beneficially owned, as well as the nature of ownership, for each Reporting Person at the date of this Statement.



                                                            No. of Shares
                                                          Beneficially Owned         No. of Shares       Aggregate No. of
                                                           with Sole Voting        Beneficially Owned         Shares
                                                           and Dispositive         with Shared Voting      Beneficially
                            Name                                Power            and Dispositive Power         Owned
------------------------------------------------------ -------------------     ----------------------- ------------------

A Few Valuable Business Partnership (AFVBP)                   206,010                       0                   206,010
Team Partnership                                               21,765                       0                    21,765
Capital Partner Investments Partnership                       286,000                       0                   286,000
John M. Day                                                    59,265 (1)             544,510 (2)               603,775
Maynard Capital Partners, L.L.C. (MCP)                        338,500 (3)                   0                   338,500
Investors Management Corporation (IMC)                              0                 544,510 (4)               544,510
Ronald M. Barbee                                                    0                 286,000(5)                286,000
Gene T. Aman                                                   11,950                       0                    11,950
James Maynard                                                   2,000 (6)             544,510 (7)               544,510
Maynard Trust                                                   2,000                       0                     2,000

Worthy Companies Partnership                                  52,500                                            52,500

            Group Totals                                      617,725

-----------------------------------------------------------


                                                                                Percentage
                                                                                of Shares
                                                                               Beneficially
                            Name                                                  Owned*
------------------------------------------------------------                  ---------------

A Few Valuable Business Partnership (AFVBP)                                        2.9%
Team Partnership                                                                   0.3%
Capital Partner Investments Partnership                                            4.0%
John M. Day                                                                        8.4%
Maynard Capital Partners, L.L.C. (MCP)                                             4.7%
Investors Management Corporation (IMC)                                             7.6%
Ronald M. Barbee                                                                    4.0%
Gene T. Aman                                                                        **
James Maynard                                                                      7.6%
Maynard Trust                                                                       **

Worthy Companies Partnership                                                      0.7%

                                                                                  8.6%
            Group Totals

-----------------------------------------------------------

   * The percentage figures assume that the Issuer has outstanding 7,151,791 shares of Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 19, 1998.

  **  Less than one-tenth of one percent.

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 18 OF 22 PAGES
----------------------------------             --------------------------------

 (1) Includes the 21,765 shares held of record by Team Partnership, of which Mr. Day is the managing General Partner.

 (2) Includes the 206,010 shares held of record by AFVBP, of which Mr. Day is a co-managing General Partner, and the 286,000 and the 52,500 shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, respectively, with respect to each of which Mr. Day is a co-managing General Partner of the managing General Partner, MCP.

 (3) Reflects the shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, with respect to each of which MCP is the managing General Partner.

 (4) Includes the 206,010 shares held of record by AFVBP, of which IMC is a co-managing General Partner, and the 286,000 and the 52,500 shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, respectively, with respect to each of which IMC is a co-managing General Partner of the managing General Partner, MCP.

 (5) Includes the 286,000 shares held of record by Capital Partner Investments Partnership, of which Mr. Barbee is a co-managing General Partner of the managing General Partner, MCP.

 (6) Reflects the 2,000 shares held of record by the Maynard Trust, with respect to which Mr. Maynard's wife is the trustee.

 (7) Includes the 206,010 shares held of record by AFVBP, of which Mr. Maynard is the majority shareholder of the co-managing General Partner, IMC, and the 286,000 and the 52,500 shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, respectively, with respect to each of which IMC is a co-managing General Partner of the managing General Partner, MCP.

      The remaining enumerated persons listed in Item 2 do not hold any beneficial ownership of the Issuer, other than through the relationships and affiliations described herein.

       (c) The following is a description of the transactions in the Issuer's Common Stock effected during the past 60 days by the Reporting
            Persons:

             (i)  Worthy Companies Partnership

                                                          Avg.
                                                          Cost
                                   Shares      Trade      Per
         Broker                    Acquired      Date      Share     Total Cost
         ------------------------  ----------  ---------  ---------  -----------
         Wheat First Securities     10,000      6/04/98    $21.25     $212,500
         J.C. Bradford              10,000      6/26/98     20.25      202,500
         Wheat First Securities     10,000      7/01/98     20.50      205,000
         J.C. Bradford              10,000      7/16/98     21.75      217,500
         Wheat First Securities     10,000      8/06/98     21.75      217,500
         Wheat First Securities      2,500      8/07/98     21.75       54,375

       (d)  None.

       (e) Not applicable.

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 19 OF 22 PAGES
----------------------------------             --------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            To the best knowledge of each of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      None.

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 20 OF 22 PAGES
----------------------------------             --------------------------------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 1998

                              A Few Valuable Businesses Partnership


                              By: /s/ John M. Day
                                 _______________________________________(SEAL)
                                 John M. Day,
                                 Managing Partner


                                Team Partnership

                              By: /s/ John M. Day
                                 _______________________________________(SEAL)
                                  John M. Day,
                                  Managing Partner



                               Capital Partner Investments Partnership


                              By: /s/ John M. Day
                                 _______________________________________(SEAL)
                                  John M. Day,
                                  Managing Partner



                               Maynard Capital Partners, L.L.C.


                              By: /s/ John M. Day
                                 _______________________________________(SEAL)
                                  John M. Day,
                                  Managing Partner

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 21 OF 22 PAGES
----------------------------------             --------------------------------


                                  Investors Management Corporation

                                   By: /s/ John M. Day
                                      _______________________________________
                                     John M. Day,
                                     Attorney-in-Fact1


                                   Maynard Trust


                                   By: /s/ John M. Day
                                      _______________________________________
                                      John M. Day,
                                      Attorney-in-Fact1


                                   /s/ John M. Day
                                  _____________________________________(SEAL)
                                   John M. Day


                                   /s/ Gene T. Aman
                                   _____________________________________(SEAL)
                                   Gene T. Aman


                                   James Maynard


                                   By: /s/ John M. Day
                                      __________________________________(SEAL)
                                      John M. Day,
                                      Attorney-in-Fact1


                                   Ronald M. Barbee


                                   By: /s/ John M. Day
                                      __________________________________(SEAL)
                                      John M. Day,
                                      Attorney-in-Fact1

-------------------------

1 A power of attorney authorizing Mr. Day to act on behalf of certain of the Reporting Persons for the purpose of complying with Sections 13(d) and 13(g) of the Act previously has been filed with the Securities and Exchange Commission.

----------------------------------             --------------------------------
CUSIP NO. 541198 10 7                                PAGE 22 OF 22 PAGES
----------------------------------             --------------------------------


                                   Worthy Companies Partnership


                                   By: /s/ John M. Day
                                      __________________________________(SEAL)
                                      John M. Day,
                                      Managing Partner